ATCO
GROUP

Corporate Office

Telephone: (403) 292-7564
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

September 4, 2005

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed September 4, 2005 for symbol ACO.NV.X
- Corporation's Form 1, filed September 4, 2005 for symbol ACO.Y
- Corporation's Form 1, filed September 4, 2005 for symbol ACO.PR.A
- Insider Report, filed September 4, 2005 relating to a Normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

L Lawson

Leslie Lawson
Corporate Secretarial Dept.

Encl.

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.NV.X
Reporting Period:	08/01/2005 - 08/31/2005

Summary

Issued & Outstanding Opening Balance :	26,503,240	As at :	08/01/2005
	Effect on Issued & Outstanding Securities		
Employee Stock Option Plan	3,000		
Other Issuances and Cancellations	-15,000		
Issued & Outstanding Closing Balance :	26,491,240		

Employee Stock Option Plan

Stock Options Outstanding Opening Balance: **877,300** As at : 08/01/2005

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
08/31/2005	N		3,000		
Totals		0	3,000	0	0

Stock Options Outstanding Closing Balance: **874,300** As at : 08/31/2005

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
08/31/2005	Conversion (General)	1,000
08/31/2005	Issuer Bid	-16,000
Totals		-15,000

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	09/04/2005 14:20:00
Last Updated:	09/04/2005 14:18:20

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	08/01/2005 - 08/31/2005

Summary

Issued & Outstanding Opening Balance :	3,483,942	As at :	08/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-1,000		
Issued & Outstanding Closing Balance :	3,482,942		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
08/31/2005	Conversion (General)	-1,000
Totals		-1,000

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	09/04/2005 14:20:54
Last Updated:	09/04/2005 14:20:29

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.PR.A
Reporting Period:	08/01/2005 - 08/31/2005

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	08/01/2005

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	09/04/2005 14:21:18
Last Updated:	09/04/2005 14:21:15

Insider transaction detail - View details for insider

2005-09-04 14:37 ET

Transactions sorted by : Insider
Insider company name : ATCO Ltd. (Starts with)
Transaction date range : August 1, 2005 - August 31, 2005

Insider name: ATCO Ltd.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Issuer name: ATCO LTD.													
Insider's Relationship to Issuer: 1 - Issuer													
Security designation: Non-Voting Shares Class I													
O 544225	2005-07-12	2005-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,000	75.1700							

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
544223	2005-08-05	2005-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,000	76.0900	4,000						
544224	2005-08-05	2005-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,000		0						
A 544225	2005-08-12	2005-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,000	75.1700	4,000						
544227	2005-08-12	2005-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,000		0						
544228	2005-08-19	2005-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,000	76.8300	4,000						
544229	2005-08-19	2005-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,000		0						
544230	2005-08-25	2005-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,000	77.4800	4,000						
544232	2005-08-25	2005-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,000		0						